UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ From C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Flower Street Docs, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
California

Date of organization
April 10, 2019

Physical address of issuer
16217 Kittridge Street, Van Nuys, CA 91406

Website of issuer
N/A

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace, Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer will not owe a commission to the intermediary at the conclusion of the offering. The intermediary is not charging the issuer any compensation with respect to the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The issuer will not owe a cash commission, or any other direct or indirect interest in the issuer, to the intermediary at the conclusion of the offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Revenue Participation Rights

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
 Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
July 15, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	One month period ended May 10, 2019	Prior fiscal year-end
Total Assets	$5,000.00	N/A
Cash & Cash Equivalents	$5,000.00	N/A
Accounts Receivable	$0.00	N/A
Short-term Debt	$0.00	N/A
Long-term Debt	$0.00	N/A
Revenues/Sales	$0.00	N/A
Cost of Goods Sold	$0.00	N/A
Taxes Paid	$0.00	N/A
Net Income	$0.00	N/A

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

May 28, 2019

FORM C

Up to $1,070,000.00

Flower Street Docs, LLC





Explanatory Note

Flower Street Docs, LLC (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on May 15, 2019. This Amendment is filed to update the financing agreement between investors and the company to define and set investment terms for Large Financiers.

Revenue Participation Rights

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Flower Street Docs, LLC, a California limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Revenue Participation Rights of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). The Intermediary will not receive a commission and the issuer will not owe a commission to the Intermediary at the conclusion of the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$0.00	$100.00
Aggregate Minimum Offering Amount	$50,000.00	$0.00	$50,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$0.00	$1,070,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will not owe a commission, whether cash or otherwise, to the Intermediary in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at N/A no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is May 28, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

__Forward Looking Statement Disclosure__

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Flower Street Docs, LLC (the "Company") is a California limited liability company, formed on April 10, 2019.

The Company is located at 16217 Kittridge Street, Van Nuys, CA 91406.

In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

We will help in the filming, editing, and distribution of two feature length documentaries: *Meme Gods* and *When We Went MAD!* (collectively, the "Film**s**"). We intend to sell both of the documentaries through various outlets such as streaming services, transactional services, and airline in-flight entertainment systems.

The Offering

Minimum amount of Revenue Participation Rights being offered	$50,000 Principal Amount
Total Revenue Participation Rights outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Revenue Participation Rights	$1,070,000 Principal Amount
Total Revenue Participation Rights outstanding after Offering (if maximum amount reached)	$1,070,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	July 15, 2019
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 32 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future, and therefore rely on external financing.
We are a startup Company, and our business model currently focuses on expending capital to finish the Films, so we have a sellable product to generate revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations, that within one year we will have two sellable documentaries to take to market for distribution. If the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately the final distributions of the Films, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction, or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next year as we complete production and developmental activities.

Our future funding requirements will depend on many factors, including but not limited to the following:

- The cost of expanding our operations;
- The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
- The rate of progress and cost of development activities;
- The need to respond to technological changes and increased competition;
- Sales and marketing efforts to bring these new productions to market;
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
- Lack of demand for and market acceptance of our products.

We may have difficulty obtaining additional funding, and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of California on April 10, 2019. Accordingly, this company has no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with the film and entertainment industry.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material

weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing, and remediation required in order to comply with the management certification and audit or attestation requirements.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Adam Carolla, Michael August Tammariello, and Nathan Adams, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Adam Carolla or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow, and results of operations.

Our success depends on consumer acceptance of our content, and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or if the costs to create or acquire content increase.

We create and acquire media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute filmed entertainment and other content that meet the changing preferences of the broad domestic and international consumer market. We have invested, and will continue to invest, substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance.

Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Adam Carolla in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, should Adam Carolla die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Changes in government regulation could adversely impact our business.

The entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Many aspects of such regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. Legislation under consideration could entirely rewrite our principal regulatory statute, and the FCC and/or Congress may attempt to change the classification of or change the way that our documentaries are regulated and/or change the framework under which broadcast signals are carried, remove the copyright compulsory license, and change rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state, and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Net neutrality could have an adverse impact on our business and results of operations.

On February 26, 2015, the United States FCC ruled in favor of net neutrality by reclassifying Internet broadband access as a telecommunications service and thus applying Title II of the Communications Act of 1934 to Internet service providers. On June 11, 2018, the FCC's Restoring Internet Freedom Order took effect, effectively repealing the 2015 net neutrality ruling. On April 10, 2019, the U.S. House of Representatives passed the Save the Internet Act of 2019, which would restore net neutrality; the Act is awaiting U.S. Senate floor action as of the date of this document.

Net neutrality could hurt the Company's ability to reach a wide audience through the streaming platforms to which it intends to distribute its products, which could adversely affect our business and results of operations.

New technologies may make our products and services obsolete or unneeded.

New and emerging technological advances, such as mobile computing devices that allow consumers to obtain information and view content may adversely impact or eliminate the demand for our products and services. The increasing availability of content on such devices, the improved video quality of the content on such devices and faster wireless delivery speeds may make individuals less likely to purchase our services. Our success can depend on new product development. The entertainment and communications industry is ever-changing as new technologies are introduced. Advances in technology, such as new video formats, downloading or alternative methods of product delivery and distribution channels, such as the Internet, or certain changes in consumer behavior driven by these or other technologies and methods of delivery, could have a negative effect on our business. These changes could lower cost barriers for our competitors desiring to enter into, or expand their presence in, the interactive services business. Increased competition may adversely affect our business and results of operations.

Maintaining, extending, and expanding our reputation and brand image is essential to our business success.

We seek to maintain, extend, and expand our brand image through media and other marketing outlets. Existing or increased legal or regulatory restrictions on advertising, consumer promotions, and marketing, or our response to those restrictions, could limit our efforts to maintain, extend, and expand our brand. Moreover, adverse publicity about any regulatory or legal action against us could damage our reputation and brand image, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brand, or the Films on social or digital media, whether or not valid, could seriously damage our brand and reputation. If we do not establish, maintain, extend, and expand our brand image, then our distribution, financial condition, and results of operations could be adversely affected.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants, and other parties to protect, in part, our content and other proprietary rights. There can be no assurance that these agreements will adequately protect our content and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent content and/or other proprietary information, or that third parties will not otherwise gain access to our content or other proprietary rights

Piracy of the Company's content may decrease the revenues received from the sale of our content and adversely affect our businesses.

The piracy of our content, products and other intellectual property poses significant challenges for us. Technological developments, such as the proliferation of cloud-based storage and streaming, increased broadband Internet speed and penetration and increased speed of mobile data transmission have made it easier to create, transmit, distribute and store high quality unauthorized copies of content in unprotected digital formats, which has in turn encouraged the creation of highly scalable businesses that facilitate, and in many instances financially benefit from, such piracy. Piracy is particularly prevalent in many parts of the world that lack effective copyright and technical legal protections or enforcement measures, and illegitimate operators based in these parts of the world can attract viewers from anywhere in the world. The proliferation of unauthorized copies and piracy of the Company's content, products and intellectual property or the products it licenses from others could result in a reduction of the revenues that the Company receives from the legitimate sale, licensing and distribution of its content and products. The Company devotes substantial resources to protecting its content and products, but there can be no assurance that the Company's efforts to enforce its rights and combat piracy will be successful.

We may face potential difficulties in obtaining capital.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms, or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.
We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as DVRs, video-on-demand, online content delivery, Blu-ray™ players, game consoles, and mobile devices. Such changes may impact the revenue we are able to generate from our anticipated distribution methods by decreasing potential viewership. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline, and there would be a materially adverse effect on our business and results of operations.

The Company's success depends on the successful production and distribution of the Films, and the Company is unable to diversify its investment to reduce its risk of failure.
Meme Gods and *When We Went MAD!* will be the only films that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce, and make arrangements for the distribution of both films. Because the Company will have only two assets, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion, and distribution of *Meme Gods* and *When We Went MAD* is subject to numerous uncertainties, including financing requirements, personnel availability, and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including without limitation, public taste, which is unpredictable and susceptible to change; competition for distribution space; competition with other films, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from *Meme Gods* and *From When We Went MAD!*. Failure to develop, produce, distribute, or realize any such revenues will have a material adverse effect on the Company's business, operating results, and financial condition.

We depend on third-party service providers and outsource providers for a variety of services, and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to our short term need of said services. If outsourcing services are interrupted, not performed, or the performance is poor, this could impact the overall quality of our Films.

If the Films are produced, the Company may enter into distribution agreements, which may decrease profits.

The Company may enter into distribution agreements with third parties to distribute *Meme Gods* and *When We Went MAD!* domestically and internationally. These agreements generally provide that the distributor pay a fee up front, and then are entitled to share in the profits of *Meme Gods* and *When We Went MAD!*. Such an arrangement would reduce the amount of profits to the Company from *Meme Gods* and *When We Went MAD*!.

Meme Gods and When We Went MAD! will be subject to the risks associated with distribution of films.

The success of any distribution activities will depend on a number of factors over which the Company will have little or no control. Even if *Meme Gods* and *When We Went MAD!* are sold in all territories (both domestic and foreign), there can still be no assurance that the Films will succeed on an economic level. If the total production costs exceed the total worldwide minimum guarantees or minimum advances, there may not be sufficient funds to repay to the Purchasers the amount of their investment in the Company. Distribution agreements generally give a distributor significant flexibility in determining how a film will be exhibited. No assurance can be given that a distributor will not limit the Films, limit the territories in which the Films are exhibited or otherwise fail to actively promote the Films. Any such action by the distributor could have a material adverse effect on the economic success of *Meme Gods* and *When We Went MAD!* and thus revenues received by the Company.

The Company may not be able to attract distributors to distribute Meme Gods and When We Went MAD! which could significantly harm the Company's business.

Meme Gods and *When We Went MAD*! have not yet been produced and, accordingly, the Company has not yet made any arrangements for distribution. Even if the Films are produced, no assurance can be given that an agreement with any distributor will ever be entered into or, if entered into, it will be on terms advantageous to the Company.

A large portion of film crew across the country are unionized.

Although we expect our future relations with our future employees and contractors to be satisfactory, if major work disruptions were to occur, our business could be adversely affected by, for instance, a loss of revenues, increased costs or reduced profitability. We have not experienced a material labor disruption in our recent history, but there can be no assurance that we will not experience a material labor disruption at one of our facilities in the future, in the course of renegotiation of our labor arrangements, or otherwise. In addition, many of the employees of our suppliers are represented by labor unions and are subject to collective bargaining agreements. A work stoppage or strike at one of our production facilities or impacting a supplier of ours or any of our customers could have an adverse impact on us by harming the overall quality of the Films.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

In general, demand for motion pictures is highly correlated with general economic conditions.
A substantial portion of our revenue will be derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we market our new film may adversely our financial results. Because such declines in demand are difficult to predict, we or our competitors may have increased excess capacity as a result. An increase in excess capacity may result in decline of revenues generated form our new film.

Our success depends on consumer acceptance of the Films, and we may be adversely affected if our movies fail to achieve sufficient consumer acceptance or if the costs to create or acquire content increase.
The success of the Films depends substantially on consumer tastes and preferences that can change in often unpredictable ways. Although we hope to capitalize on the anecdotal popularity of internet memes and the brand recognition of and love for Mad Magazine, the success of *Meme Gods* and *When We Went MAD*! will depend on our ability to create, acquire, market and distribute content that meets the changing preferences of the broad domestic and international consumer market.

Meme Gods and When We Went MAD! may not succeed if they receive unfavorable reviews.
The financial success of a film, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to *Meme Gods* and *When We Went MAD*!. To the extent that *Meme Gods* and *When We Went MAD*! receives unfavorable reviews from these reviewers and critics, their chances of success may be substantially diminished.

The Company may become subject to the risks inherent in international sales.
The Company may sell *Meme Gods* and/or *When We Went MAD*! to foreign distributors for exhibition in their respective territories. Consequently, the value of *Meme Gods* and *When We Went MAD*! rights as determined by such distributors would be dependent upon many factors, including the economic conditions in such distributor's territory. Economic downturns, changes in the currency exchange rates and changes in economic forecasts of any or all of the individual territories may materially and adversely affect the Company. Even if distribution agreements are obtained for certain territories, economic changes in any territory could have a material adverse effect on the ability to complete any transaction.

If *Meme Gods* and/or *When We Went MAD*! are distributed in foreign countries, some or all of the revenues derived from such distribution may be subject to currency controls and other restrictions which would restrict availability of the funds. Additionally, some foreign countries may impose government regulations on the distribution of films that may delay the release, if any, or substantially reduce the distribution of *Meme Gods* and *When We Went MAD*! in such countries.

Risks Related to the Securities

The Revenue Participation Rights do not entitle the Purchasers to a share in any Company revenue other than revenue generated by Meme Gods and When We Went MAD!.
If the Films fail for any reason, are never produced, or are abandoned, the Purchasers will not receive any return on their investment and will lose all of their investment amount. This is true even if the Company successfully produces or distributes other films or obtains revenues from other sources since the Revenue Participation Rights only provide a right to share in the revenues of *Meme Gods* and *When We Went MAD!*. Accordingly, investors should be aware that their investment is not diversified and totally dependent upon the success of these films.

The Revenue Participation Rights will not be freely tradable until one year from the initial purchase date. Although the Revenue Participation Rights may be tradable under federal securities law, state securities regulations may apply, and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Revenue Participation Rights. Because the Revenue Participation Rights have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Revenue Participation Rights have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Revenue Participation Rights may also adversely affect the price that you might be able to obtain for the Revenue Participation Rights in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own 100% of the Company. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies.

Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company shall assist in the filming, editing, and distribution of two feature length documentaries: *Meme Gods* and *When We Went MAD!*. We intend to sell both of the documentaries through various outlets, such as streaming services, transactional services, and airline in-flight entertainment systems.

Business Plan

The Company is committed to bringing our audiences a positive experience by delivering documentaries told with a high quality of storytelling and subject matter. Our strategy is to utilize our decades of experience and relationships in the entertainment industry to network to various distribution platforms, including but not necessarily limited to streaming platforms. As part of our strategy, we are focused on comedy films. Some of our producers' previous work has been licensed on such outlets as Amazon Prime Video, Apple iTunes, and more. Upon completion, we intend to heavily market our films to prospective buyers and potentially take the Films to various film festivals for global distribution.

History of the Business

Flower Street Docs, LLC was formed on April 10th, 2019 by Adam and Lynette Carolla through their Carolla 2005 Trust Under Agreement, dated December 7, 2005, for the purpose of developing and producing *Meme Gods* and *When We Went MAD!*.

The Company's Products and/or Services

Product / Service	Description	Current Market
Meme Gods Documentary	Exploration of the internet meme culture through interviews with content creators, celebrities, actors, and more.	The target demographic is 13-40 year-old internet users fluent in social media culture and humor. Due to the large presence of memes in popular culture, we believe that this film can also appeal to a wider market.
When We Went MAD! Documentary	Deep dive into the history of Mad Magazine and its cultural significance.	The target demographic are fans of the global *Mad Magazine* brand. Additionally, we will target people interested in comedy films due to the effect *Mad Magazine* had on the history of humor.

Our CEO, Adam Carolla, is also the CEO of Chassy Media, which the Company intends to use as a distribution platform. Additionally, we will expose both films to the current marketplace of transactional (including DVD/Blu Ray), streaming-video on demand, cable outlets, and foreign sales territories for distribution.

Intellectual Property

On March 1st, 2019, Chassy Media, LLC entered into a production services agreement with Potrzebie Pictures, LLC. Chassy Media agreed to the following:

- To provide full production services, including development, production, and filming for production of *When We Went MAD!*.
- To provide editing and post-production necessary for the completion and delivery of *When We Went MAD!*.
- To provide distribution services for *When We Went MAD!*
- To establish an LLC (Flower Street Docs, LLC) in order to facilitate the terms of this agreement. The profit participation of gross receipts on *When We Went MAD!* is as follows: Sixty percent (60%) to Chassy Media and forty percent (40%) to Potrzebie Pictures, with revenue participation rights being paid to other financiers thereafter.

On February 26th, 2019, Chassy Media, LLC entered into a production services agreement with Meme Gods, LLC. Chassy Media agreed to the following:

- To provide full production services including development, production, and filming for production of *Meme Gods*.
- To provide editing and post-production necessary for the completion and delivery of *Meme Gods*.
- To provide distribution services for *Meme Gods*
- To set up an LLC (Flower Street Docs, LLC) in order to facilitate the terms of this agreement. The profit participation of gross receipts on *Meme Gods* is as follows: sixty percent (60%) to Chassy Media and forty percent (40%) to Meme Gods, LLC - up to $300,000 in net profits. Thereafter, Chassy Media and Meme Gods, LLC shall divide the gross receipts evenly. Profit participations shall come only from the contracting party's percentage revenue share.

Competition

The Company's primary competitors are other documentaries, comedy films, and content that explores Internet culture.

Video content is a highly competitive business in the U.S. and worldwide. The Films will compete for their target audiences with all forms of programming and other media provided to viewers, including broadcast networks, local over-the-air television stations, competitors' pay and basic cable television networks, pay-per-view and video-on-demand services, streaming services, online activities and other forms of news, information and entertainment.

Customer Base

Our customers or viewers broadly range in age. We intend to reach our customers through third party distribution companies, where viewers can digitally purchase or rent our product like the Google Play Store, the Apple iTunes Store, and more. We will also distribute the Films through Adam Carolla's media company Chassy Media, where users can purchase or rent the Films.

We also intend to sell Blu Ray and DVDs for customers to purchase at various retail outlets.

Governmental/Regulatory Approval and Compliance

The entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 16217 Kittridge Street, Van Nuys, CA 91406

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
MEME GODS DOC, LLC	Limited Liability Company	Los Angeles, California	May 7, 2019	100.0%
MAD MAG DOC, LLC	Limited Liability Company	Los Angeles, California	May 7, 2019	100.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Pre-Production and Wrap-Up Costs	10.00%	$5,000	10.00%	$107,000
Filming Expenses	15.00%	$7,500	18.00%	$192,600
Equipment Costs	7.00%	$3,500	4.00%	$42,800
Post Production Costs	48.00%	$24,000	43.00%	$460,100
Creative Fees	10.00%	$5,000	13.00%	$139,100
Production Company Fee	3.00%	$1,500	7.00%	$74,900
Insurance	4.00%	$2,000	3.00%	$32,100
Marketing	3.00%	$1,500	2.00%	$21,400
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company will not be paying the Intermediary any commissions or other fees in connection with the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: The Company has discretion to alter the use of proceeds should the Company, its management team and officers feel it is in the best interest of the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Manager

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adam Carolla

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, April 10th, 2019 - Present
Responsibilities: Direct strategic vision for the Company

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chassy Media, CEO: January 1st, 2014 - Present
Responsibilities: Make major company strategic decisions, market content through various media outlets and oversee planning of company

Education Background
Los Angeles Valley College, 1981 - 1982

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Adam Carolla

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Manager, April 10th, 2019 - Present
Responsibilities: Direct strategic vision for the Company

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chassy Media, CEO: January 1st, 2014 - Present
Responsibilities: Make major company strategic decisions, market content through various media outlets and oversee planning of company

Education Background
Los Angeles Valley College 1981-1982

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Key People

Name

Nathan Adams

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Producer, April 10th, 2019 - Present
Responsibilities: Execute day-to-day operations of the Company. Coordinate physical production and distribution of content

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chassy Media, President of Production and Acquisitions: January 1st, 2014 - Present
Responsibilities: Help with day-to-day operations, help content creators in production, coordinate physical production and distribution

Education Background
University of Montana, 1993, Bachelor of Science, Business Administration

Name

Michael August Tammariello

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Producer, April 10th, 2019 - Present
Responsibilities: Oversee financial operations

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Podcast One, Executive Vice President Content Development, November 2015 - Present

Responsibilities: Developing content and distribution opportunities for podcast platform

Education Background
University of Montana, 1993, Bachelor of Science, Business Administration
University of Denver, 2003, Master of Business Administration
Louisiana State University Law School, 1987, Juris Doctor

University of Louisiana, 1984, Bachelor of Science, Biology and Chemistry

Employees

The Company currently has 3 employees: Adam Carolla, Nathan Adams, and Michael August Tammariello. They do not have employment agreements with the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	LLC Membership Interests
Amount outstanding	100% LLC Membership Interests
Voting Rights	Adam and Lynette Carolla, through their Carolla 2005 Trust Under Agreement, dated December 7, 2005, have complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Revenue Participation Rights are contractual rights and do not provide the holders of such rights with any right to vote or engage in the affairs of the Company. The Revenue Participation Rights also do not constitute equity shares in the Company and thus do not affect, nor are they affected by, the current ownership structure in any way.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.00%

The Company has the following debt outstanding:

None

Valuation

This Offering is for Revenue Participation Rights in proceeds generated from the sale and licensing of the films, *Meme Gods* and *When We Went MAD!*, and there is no value ascribed to the Revenue Participation Rights in this Offering.

Ownership

The Company is solely owned by Adam and Lynette Carolla through their Carolla 2005 Trust Under Agreement, dated December 7, 2005.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Carolla 2005 Trust Under Agreement, dated December 7, 2005, of which Adam and Lynette Carolla are the trustees and have full decision-making authority with respect thereto.	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Flower Street Docs, LLC is a new company, and no revenue or expenses have occurred at this point. We expect to generate revenue through the sale of the Films.

The Company does not expect to achieve profitability for approximately the next 12 months and intend to focus on the following:

- Achieve the vision of the director and producers while living within the constraints of the budgets
- Complete production of the Films
- License the Films to various distribution platforms globally
- Market the Films through social media, interviews, podcasts, and other forums

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds to physically finish the two documentaries. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $5,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Revenue Participation Rights for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by July 15, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount"), and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first, using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via electronic certificates/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer will not owe a commission to the Intermediary at the conclusion of the offering.

Stock, Warrants and Other Compensation

The issuer will not owe a commission or any other form of compensation to the Intermediary at the conclusion of the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

The Revenue Participation Rights

At the initial Closing of this Offering (if the minimum amount is sold), the only securities that will be outstanding are our membership interests and the Revenue Participation Rights that we sell in this offering.

The material terms of the Revenue Participation Rights are as follows:

The Revenue Participation Rights are being created through the entry by the Purchaser and the Company into a Financing Agreement. Under the Financing Agreement, the Purchaser is agreeing to provide funds to the Company for the purpose of producing, completing, and delivering the motion pictures presently entitled *Meme Gods* and *When We Went MAD!,* (the "Films"), which will be produced by the Company. Pursuant to the Financing Agreement, the Company will be responsible for securing the remainder of the budget for the Films ("Additional Equity Funds") from other financing sources (the "Additional Equity Financiers").

The Financing Agreement provides that Adjusted Gross Proceeds (as defined below) will be allocated as follows:

(i)   First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Financier, Early Bird Financier, Large Financier, and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Financier Funds, Financier Funds, and the Additional Equity Funds) and pari passu basis until such time, if ever, as Early Bird Financiers have received an amount equal to one hundred twenty percent (120%) of Early Bird Financier Funds and the Financier has received an amount equal to one hundred fifteen percent (115%) of the Financier Funds and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, and Large Financiers have recouped an amount equal to either one hundred twenty percent (120%) or one hundred fifteen percent (115%) of the Large Financier contributions, depending on the timing of their contribution; and

(ii)   following such time, if ever, as Early Bird Financier has recouped an amount equal to one hundred twenty percent (120%) of the Early Bird Financier Funds and Financier has recouped an amount equal to one hundred fifteen percent (115%) of Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, and the Large Financiers have recouped an amount equal to either one hundred twenty percent (120%) or one hundred fifteen percent (115%) of the Large Financier contributions, depending on the timing of their contribution, then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%) to Early Bird Financiers, Financiers, and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Financier Funds, Financier Funds, and the Additional Equity Funds) and pari passu basis. After Early Bird Financiers are paid up to one hundred fifty five percent (155%) of Early Bird Financier Funds then they are entitled to no additional net proceeds. After Financiers and Additional Equity Financiers are paid up to one hundred fifty percent (150%) of Financier Funds and Additional Equity Funds they then are entitled to no additional net proceeds. Large Financiers have no cap on any additional net proceeds to which they are entitled. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

"Early Bird Financiers" means those Purchasers that contribute the first $250,000 of the Offering.

"Early Bird Financiers Funds" means those funds contributed to the Offering by Early Bird Financiers.

"Large Financiers" means those Purchasers that contribute $3,000 or more to the Offering.

"Large Financiers Funds" means those funds contributed to the Offering by Large Financiers.

 "Financier" means Purchaser.

"Financiers Funds" means those funds contributed by Financiers to the Offering.

"**Gross Proceeds**" means any and all amounts, including nonrefundable advances, received by the Company from the exploitation of the Films and all elements thereof and all rights therein, in any and all manner and media derived from distribution of the Films, now known or hereafter devised, worldwide, and throughout the length of the copyright to the Films. The following amounts are not included in Gross Proceeds:

- The costs of deliverables paid by a distributor of the two films;
- Any amounts used to fund production costs of the two films;
- Any advance received from a record company in connection with a soundtrack album for the Films shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and
- Tax credits or other tax incentives received in connection with the production of the Films shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Films.

"**Adjusted Gross Proceeds**" means Gross Proceeds remaining after deduction of the following:

- Third party sales agent and producer representative fees and expenses;
- Actual, third party, out of pocket amounts incurred by or on behalf of the Films in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Films;
- Ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;
- Actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Films (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Films and any expenses incurred in connection with the copyrighting of the Films);
- Actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.);
- Any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Films (to the extent not assumed by the distributor(s) of the Films);
- Any amounts required to be withheld by law;
- Payments pursuant to music licensing "step" deals which require additional payments based on the performance of the films;
- Any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Films, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;
- Any amounts used to repay loans received in connection with the production of the Films;
- Any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) or production costs payable to parties rendering services in connection with the Films (to the extent not assumed by the distributor(s) of the Films);
- Any amounts paid to the completion guarantor of the Films (if any) in repayment of sums advanced by such completion guarantor; and
- Any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

The Company does not make any representation or warranty in the Financing Agreement as to the amount of Gross Proceeds, if any, the Company will receive from the exploitation of the Films.

Voting and Control

The Securities do not grant you ownership rights in the Company, nor in the Films. Instead, Revenue Participation Rights grant you certain rights to participate in revenues generated from the distribution and sale of the Films. The Securities have no voting rights.

The Company's sole-member is the Carolla 2005 Trust Under Agreement, dated December 7, 2005, of which Adam and Lynette Carolla are the trustees and have the authority to make Company appointments, including appointment of the Company's Managers and its Officers.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Revenue Participation Rights.

Other Classes of Securities of the Company

On April 10, 2019, the Company and its members entered into the Limited Liability Company Operating Agreement of Flower Street Docs, LLC (the "Company Operating Agreement"), which governs the covenants and conditions upon which issued and outstanding units of membership interests in the Company may vote, be transferred and/or sold.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge, the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Adam Carolla
(Signature)

Adam Carolla
(Name)

Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Adam Carolla
(Signature)

Adam Carolla
(Name)

Manager
(Title)

5/28/19
(Date)

I, Adam Carolla, being the founder of Flower Street Docs, LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of May 10, 2019 and the related statements of income (deficit), Member's equity and cash flows for the period of April 10, 2019 to May 10, 2019, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company was not required to file tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Adam Carolla
(Signature)

Adam Carolla
(Name)

Manager
(Title)

5/28/19
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Financing Agreement
Exhibit D   Subscription Agreement
Exhibit E   Video Transcript 1
Exhibit F   Video Transcript 2

EXHIBIT A

Financial Statements

FLOWER STREET DOCS, LLC

Reviewed Financial Statements For The Period of April 10, 2019 (Inception) to May 10, 2019

May 14, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Flower Street Docs, LLC
Los Angeles, CA

We have reviewed the accompanying financial statements of Flower Street Docs, LLC (a limited liability company), which comprise the balance sheet as of May 10, 2019, and the related statements of income and retained earnings and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 14, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

FLOWER STREET DOCS LLC
BALANCE SHEET
MAY 10, 2019
_____

ASSETS

CURRENT ASSETS
Cash $ 5,000

TOTAL CURRENT ASSETS 5,000

TOTAL ASSETS 5,000

LIABILITIES AND MEMBER'S EQUITY

MEMBER'S EQUITY
Contributed Capital 5,000
Retained Earnings (Deficit) -

TOTAL MEMBER'S EQUITY 5,000

TOTAL LIABILITIES AND MEMBER'S EQUITY $ 5,000

FLOWER STREET DOCS LLC
INCOME STATEMENT
FOR THE PERIOD OF APRIL 10, 2019 (INCEPTION) THROUGH MAY 10, 2019
_____

Operating Income		
Revenue	$	-
Gross Profit		-
Operating Expense		
General & Adminstrative		-
		-
Net Income from Operations		-
Net Income	$	-

FLOWER STREET DOCS LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OF APRIL 10, 2019 (INCEPTION) THROUGH MAY 10, 2019
_____

Cash Flows From Operating Activities

Net Income (Loss) For The Period	$	-
Net Cash Flows From Operating Activities		-

Cash Flows From Financing Activities

Change in Contributed Capital		5,000
Net Cash Flows From Investing Activities		5,000

Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		5,000
Cash at End of Period	$	5,000

FLOWER STREET DOCS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD OF APRIL 10, 2019 (INCEPTION) THROUGH MAY 10, 2019
_____

Starting Equity	$	-
Change in Contributed Capital		5,000
Net Income		-
Ending Equity	$	5,000

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Flower Street Docs, LLC ("the Company") is a limited liability company organized under the laws of the State of California. The Company intends to produce and distribute documentary films.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with an early stage startup, including dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed projects for commercialization and there can be no assurance that the Company's development efforts will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of May 10, 2019, the Company had not commenced principal operations or earned any revenue.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a sole proprietorship in the federal jurisdiction of the United States. As such, all tax attributes are reported by the member on his individual tax return. The Company's initial federal tax filing will be due in early 2020.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's initial California tax filing will be due in early 2020.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, the liability of the members of the Company is limited to each member's contribution of capital to the Company.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 14, 2019, the date that the financial statements were available to be issued.

EXHIBIT B

Company Summary



MicroVentures



Company: Flower Street Docs LLC

Market: Media and Entertainment

Product: Documentary Films

Company Highlights

- Two documentary films to be produced by award winning directors/producers[i] Adam Carolla and Nate Adams and executive producer Mike August
- Investors that contribute $3,000 or more will have no cap on the total return on their investment
- *Meme Gods* – directed by Sean Flax and Bryan Black, with executive producer Cedric The Entertainer - will explore the cultural phenomenon of internet memes
- *When We Went MAD!* – directed by Alan Bernstein - will examine the cultural significance and rise of MAD Magazine through interviews with artists, creators, and comedians

Executive Snapshot

With documentaries booming in popularity, many entertainment industry players have been drawn to the storytelling format.[ii] Flower Street Docs, headed by the award-winning team of Adam Carolla, Nate Adams, and Mike August, will be managing and helping fund the production of two documentaries: *Meme Gods* - an exploration of the history, growth, and cultural significance of memes – and *When We Went MAD!* – a deep dive in the backstory and comedic influence of Mad Magazine. Carolla, Adams, and August intend to leverage their long-standing history and experience in the entertainment industry to guide both films and help distribute them to a wide audience. Investors will receive 100% of adjusted gross proceeds from the film up to 115% of their investment (15% preferred return), and then 50% of any remaining adjusted gross proceeds up to a 150% return on their investment (50% max return).



Nate Adams



Adam Carolla



Mike August


You are investing in Revenue Participation Rights in this offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to [Regulation CF investment limits](#), are not inclusive of lower dollar amount perks, except where otherwise noted.

Investors that invest $3,000 or more to this Offering will have no cap on the total return on their investment.

Early bird investors who contribute to the first $250,000 of this Offering will receive an additional 5% preferred return distribution.**

$200 - Digital Download of both *Meme Gods* and *When We Went MAD!* Any investor that contributes $200 or above will receive a digital download of both films.

$1,000 - Name in the end credits for both *Meme Gods* and *When We Went MAD!* as an investor. Any investor that contributes $1,000 or above will have their name be in the end credits and receive a digital download of both films.

$2,500 - Meet the Meme Gods at a private event in New York City

$3,500 - Adam.the.creator will create a custom meme of the investor and will post on his social channels

$5,000 - Tickets to the premier or a watch party in Los Angeles, California for both *Meme Gods* and *When We Went MAD!* with various celebrities, cast, and crew.
      - Investors that invest $5,000 will also be able to choose one of the following:
            - Be able to conduct a meet and greet session with Sonny.side.up at the BrandFire offices in Times Square in New York City.
            - Workout session with tank.sinatra at his gym in New York.

$10,000 - Watch *The Adam Carolla Show* podcast in studio and meet Adam after it's done recording

$15,000 – Investor is designated an Associate Producer for the documentary of their choosing: either *Meme Gods* or *When We Went MAD!* (Investor funds will still go towards funding both documentaries.)

$25,000 – Investor is designated an Associate Producer for both *Meme Gods* and *When We Went MAD!*

$30,000 – Investor is designated an Executive Producer for the documentary of their choosing: either *Meme Gods* and *When We Went MAD!* (Investor funds will still go towards funding both documentaries.)

$40,000 – Investor is designated an Executive Producer for both *Meme Gods* and *When We Went MAD!*

$50,000 - Visit the production studio and receive a tour hosted by Adam Carolla. Investor will also be designated an Executive Producer for both *Meme Gods* and *When We Went MAD!*

$75,000 – Investor will appear in *Meme Gods* film as an interview subject talking about memes. Investor will also be designated an Executive Producer for both *Meme Gods* and *When We Went MAD!*



$100,000 - Dinner with Adam Carolla and Cedric The Entertainer in Los Angeles, California for two guests. Investor will also receive Executive Producer credit for both *Meme Gods* and *When We Went MAD!*

**After 100% of the adjusted gross proceeds have been used to pay early bird investors and additional investors 120% and 115% of their initial investments, respectively, then 50% of any remaining adjusted gross proceeds will be used to pay early bird investors up to a 155% total return on their investment, and the additional investors will receive distributions up to a total return of 150% on their investment.

COMPANY SUMMARY

Opportunity

Streaming and mobile video have significantly grown as many consumers are turning away from traditional cable-tv packages. As of 2017, 55% of U.S. households were subscribed to paid streaming video services, with an average of three services per household. At $10 each per month, Deloitte estimates that total revenue generated by streaming services in the U.S. is $2.1 billion per year.[iii] U.S. consumers are also streaming more content than ever before, with nearly half streaming a video every day or weekly in 2017.[iv]

One of the most popular forms of content that consumers are streaming are documentaries. Streaming platforms have made these types of films more accessible to larger audiences, which has helped documentaries shed the stigma that they were only educational and not "date-night" movies. Consumer appetite has been so strong that in 2019, Netflix reportedly paid $10 million – a Sundance Film Festival documentary record - for the rights to a political documentary.[v]

Flower Street Docs, headed by Adam Carolla, is funding the production of two documentaries: *Meme Gods* and *When We Went MAD!*. *Meme Gods*, directed by Sean Flax and Bryan Black along with executive producer Cedric the Entertainer, will take a deep dive into the world of internet memes and explore their origins, and comedic and cultural significance. *When We Went MAD!*, directed by Alan Bernstein, explores the history and influence of Mad Magazine, one of the most influential humor publications in the U.S.







The Flower Street Docs executive team will work directly with both *Meme Gods* and *When We Went Mad!* in production and distribution of the films. The members of the team at Flower Street Docs are:



Adam Carolla, Producer and Manager of Flower Street Docs LLC: Adam has held a variety of different positions in Hollywood including comedian, actor, radio personality, television host, and New York Times best-selling author.[vi] Adam is currently the host of *The Adam Carolla Show*, a popular podcast that held the Guinness Book of World Record for "Most Downloaded Podcast" ever in 2011.[vii] In addition to his podcast and comedic work, Adam recently produced three feature length films: *Road Hard*, *Winning: The Racing Life of Paul Newman* and *The 24 Hour War*. He also has two more feature films – *Uppity: The Willy T. Ribbs Story* and *Shelby American* - that will be released later in 2019. On television, Adam has starred in shows like *Catch a Contractor*, *The Man Show*, and *Crank Yankers*. Adam started his entertainment career on the radio program *Loveline* with Dr. Drew Pinsky, which was then developed into a television show for MTV.



Nate Adams, Producer: Nate has over 20 years of experience in the entertainment industry working as a writer, director, and producer. Through his partnership with Adam Carolla, Nate has built Chassy Media, a production and distribution company that specializes in feature films, documentaries, comedy specials, branded content, and more. Nate recently produced and directed Adam Carolla's first-ever comedy special *Not Taco Bell Material*, which is available on the Apple iTunes Store,[viii] Amazon Prime Video,[ix] and Google Play.[x] His work at Chassy spearheading the distribution arm has led to the company launching the Chassy Channel on Pluto TV.[xi] Nate has also worked as a producer, director and 2nd unit director on films like *Road Hard*, *Trading Paint*, *Winning: The Racing Life of Paul Newman, The 24 Hour War* and more.



Mike August, Executive Producer: Mike has worked in the talent and entertainment industry for over 20 years, where he has worked with television, radio, film, podcast talent. He is currently the CFO of Carolla Digital – a podcast network company - and the Senior VP of Content Development at PodcastOne - a podcast network company founded by the founder of Westwood One. He is also the executive producer of the *The Adam Carolla Show*, which is one of the most successful podcasts of all-time.[xii] Mike began his career as an agent at the William Morris Agency before moving to production of the Jimmy Kimmel Live show on ABC.



Film Description

Both *Meme Gods* and *When We Went Mad!* will feature present-day interviews, as well as news clips and television highlights throughout the films. The films will each have their own set of directors and executive producers, however, the Flower Street Docs team will manage distribution and final production of both films.

Meme Gods Synopsis

15k
200k
24m
MEME
GODS

Meme: “An amusing or interesting item (such as a captioned picture or video) or genre of items that is spread widely online, especially through social media.”[xiii]

Meme Gods is a film that takes the audience behind the curtain of the internet meme phenomenon through interviews with many digital media industry experts, comedians, actors, and meme creators.





When you screenshot then send it back to the same person
When you destroy your body all weekend but drink a water before bed
When you get out of the shower and you have no time to lay in your towel

Meme Gods’ overall aesthetic aims to reflect the social platforms that meme creators use by offering a unique and engaging graphics package. The film will use likes, comments, tags, stickers, smart phone frameworks, and more, to try and replicate the digital experience of being on a social media platform like Twitter or Instagram. *Meme Gods* will also use memes throughout the film to demonstrate the medium, and also to add artistic and visual humor, giving the audience a complete picture of the meme phenomenon.



Meme Gods will follow the lives of multiple meme creators, with a spotlight on George Resch (@tank.sinatra, as of May 2019 he has over 1.6 million Instagram followers[xiv]) as he details his day-to-day life as a meme creator.



The film looks at how Resch has been able to parlay his social following into a career with advertisers, corporate partners like Bumble, and more. *Meme Gods* also shows interactions between fellow meme creators and the community that has formed both on the internet and in the physical world. The film concludes by predicting the future of memes with meme creators, celebrities, and digital media industry players weighing in on what the meme phenomenon means for social interactions, branding, comedy, and more.

Interview List

Meme Gods will feature interviews from various celebrities, meme creators, digital media experts, and more, including:

- Cedric the Entertainer (Actor, Director, Comedian, Producer)
- Milla Jovovich (Model, Actress)
- Mario Lopez (Actor, Television Host)
- Gary Vaynerchuk (Entrepreneur, Author, Internet Personality)
- George Resch @tank.sinatra (Social Media Influencer)
- Tom Green (Actor, Comedian)

The directors and executive producers of *Meme Gods* are:



Bryan Black, Director: Bryan is a Creative Director with over 20 years of experience creating compelling campaigns for both traditional and new media. He spent nearly ten years at Deutsch Inc. leading the development of creative campaigns for a wide range of national and global brands. He is currently is a Partner and Creative Director at BrandFire, a New York-based creative agency whose clients include Coca-Cola, Pfizer, Allergan, MasterCard, RUN-DMC and more.[xv] Some of Bryan's most recent personal creative content can be seen on his Instagram account @black_humorist.





Sean Flax, Director/Producer: Sean heads Endless Roots, his production company, which has a slate of television and film projects that he produces and manages. During his career, he has worked with brands and companies like BBC, Time Warner, Eurovision, NHK, and more. Prior to starting Endless Roots, Sean was the Head of Production at PROATHLETE TV, a media company that produces original and branded content and events starring pro athletes as lifestyle influencers.



Cedric The Entertainer, Executive Producer: Cedric has been in the entertainment industry for over 20 years as an actor, comedian, producer, director, and more. He has appeared in films like *Barbershop* (2002), *Be Cool* (2005), *A Haunted House* (2013), and many more. Cedric has also been a writer and producer on numerous films and television shows.[xvi]

When We Went Mad! Synopsis

When We Went Mad! takes a deep dive into MAD Magazine, the long running humor publication that has been at the forefront of U.S. comedy for over 65 years.[xvii] The documentary explores the rise of the magazine and the many editors, comedians, and writers behind its growth.





When We Went MAD! will include interviews with the magazine's key players, including current and former artists, writers, and editors, and celebrities and comedians whose careers and lives were influenced by the magazine.



When We Went Mad! starts with the magazine's beginnings as a strictly satirical comedy magazine and then focuses on the many cartoons and feature-length pieces that the magazine published related to major American events like presidential elections, awards shows, and more. The film will also explore the magazine's organizational culture and some of the most influential leaders that shaped the company. The documentary concludes with commentary how Mad Magazine has adapted in an increasingly post-print media landscape and how it has continued to try to position itself as a pioneer in comedy.



Interview List

When We Went Mad! includes interviews from various comedians, celebrities, and more, including:

- Gilbert Gottfried (Actor, Comedian)
- Weird Al Jankovic (Musician, Actor, Comedian)
- Grant Geissman (Musician, Composer)
- Al Jaffee (Comedian, Cartoonist)
- Jay Kogen (Actor, Comedian)
- Bill Morrison (Comedian, Cartoonist)

When We Went Mad! Director



Alan Bernstein, Director: Alan is a director and writer with over 20 years of experience in the entertainment industry. During his career, he has worked on television series, documentaries, and films. Some of his more well-known projects that he has worked on include: *One Half Gone* (2002), *Judicial Consent* (1994), and *Thank You for Not Smoking* (1997).



Use of Proceeds

Nearly all funding from this campaign will be used to create the deliverables required for global distribution of the films – which includes pre and post-production costs, creative fees, editing, equipment rental, crew labor, and more. A small portion of proceeds received will go towards marketing both films to potential buyers upon completion.

If the minimum amount ($50,000) is raised, nearly half of the proceeds will go towards post production costs (~48%). Approximately 15% of the use of proceeds will go towards filming expenses for both films. Pre-production and wrap-up costs (~10%) and creative fees for directors and producers (~10%) are the next two largest planned uses of funds from this raise. The remaining proceeds from this raise, which total less than 10% each, are planned to be used on equipment costs (~7%), insurance (~4%), marketing (~3%), and production company fees (~3%).

If the maximum ($1.07 million) is raised, proceeds will mainly be spent on post-production costs (~43%), which includes editing fees, audio mixing, color correction, digital formatting, and more. About 18% of the use of proceeds will be allocated towards filming expenses, which includes crew labor and incidental production costs. Approximately 13% of campaign funds will go towards creative fees for directors and producers. Pre-production and wrap up costs will total about 10% of use of proceeds. The remaining proceeds from this raise, which total less than 10% each, are planned to be used for production company fees (~7%), equipment costs (~4%), insurance (~3%), and marketing (~2%).

The company has discretion to alter the use of proceeds.




Marketing

Meme Gods intends to leverage interviewees' and cast members' social media followings to reach a wide audience of potential consumers. The film hopes to create the opportunity to connect with its primary demographic – 13- to 40-year-olds that are active on social media globally - by tapping into the social media followings of many of the featured interviewees.

When We Went Mad! intends to leverage the global MAD magazine brand to increase interest and discussion around the documentary. Once completed, the film intends to conduct interviews through media outlets like television, podcasts, and radio to further the conversation and build intrigue around the film.



Anticipated Distribution Schedule

Flower Street Docs will initially release *Meme Gods* as a transactional release. This means that the film will be available for sale or rent digitally through platforms like the Apple iTunes Store, Amazon Video, Google Play Store, VUDU, and more. Flower Street will also utilize Chassy Media – the media company headed by Adam Carolla – to distribute the film digitally. In addition to the digital transactional release, Flower Street Docs will also sell DVDs and Blu Rays of *Meme Gods*. After approximately two months, the company intends to license the film to a streaming video-on-demand service like Netflix or HBO Go and also sell the film to airline companies for use in their in-flight entertainment systems.

The anticipated distribution schedule for *Meme Gods* is as follows:



Meme Gods **Anticipated Distribution Schedule**

Transactional Release (Digital download, DVD, Blu Ray)
May 2020
Streaming Video-On-Demand
August 2020
Airline Entertainment System
August 2020

For *When We Went MAD!*, Flower Street Docs intends to initially offer the movie as a transactional release through large platforms like the Apple iTunes Store, the Google Play store, and more. The company will also offer the film through Adam Carolla's media company – Chassy Media. Flower Street Docs will also sell DVDs and Blu Ray of the film. During this transactional release phase, *When We Went MAD!* will only be available for rent or purchase. After the transactional release period – totaling approximately two months – Flower Street intends to license the film to a streaming video-on-demand service like Netflix or HBO GO and also intends to sell the film to airline companies for use in their in-flight entertainment systems.

The anticipated distribution schedule for *When We Went MAD!* is as follows:



When We Went MAD! **Anticipated Distribution Schedule**

Transactional Release (Digital download, DVD, Blu Ray)
April 2020
Streaming Video-On-Demand
July 2020
Airline Entertainment System
July 2020



Business Model

Both documentaries intend to generate revenue from the following sources:

- *Transactional Release*: Both documentaries intend to be sold through digital download and rental platforms, like the Apple iTunes, Google Play store. Flower Street Docs also intends to sell DVD and Blu Ray versions of the documentaries.
  - When a movie is rented or purchased on a digital download platform, Flower Street will receive approximately 50%-70% of the price paid.
  - Flower Street Docs intends to sell the DVD and Blu Ray versions for $14 and $17 retail price, respectively.
- *Streaming Video-On-Demand*: Both documentaries are looking to be sold to streaming services like Amazon Prime Video, Netflix, etc. A licensing deal to a streaming platform that grants that platform exclusive streaming rights to a film can range from approximately $200,000 to $1 million for two years.
- *Airlines*: Both documentaries aim to be sold to various airline companies that will show the movie on their in-flight entertainment systems. Contract size is approximately $35,000 for these types of deals.

NOTABLE PAST ACHIEVEMENTS

The executive team behind Flower Street Docs – Adam Carolla, Mike August, and Nate Adams – have won awards in a variety of different entertainment mediums. Here are some highlights:



Mind Over Matter – A young man born with Cerebral Palsy battles a paralyzed left hand, bullies and stereotypes about the disabled to defy the odds and make it as a rock and roll guitarist. This documentary film has won the following awards, among others:[xviii]

- "Best Documentary Feature" – 2018 Desert Rocks Film and Music Event
- "Best Documentary Feature" – 2018 Sacramento Film and Music Festival
- "Best Screenwriter" – Nate Adams, 2017 Doc LA Awards

The 24 Hour War – "In the early 1960s, Henry Ford II and Enzo Ferrari went to war on the battlefield of Le Mans. This epic battle saw drivers lose their lives, family dynasties nearly collapse and the development of a new race car that changed racing."[xix] This documentary film won the following award:[xx]

- "Spirit of Michigan Award" – Nate Adams and Adam Carolla, 2017 Freep Film Festival







Winning: The Racing Life of Paul Newman – "The world knows Paul Newman as an Academy Award winning actor with a fifty-plus year career as one of the most prolific and revered actors in American Cinema. Yet few know the gasoline-fueled passion that became so important in this complex, multifaceted man's makeup."[xxi] This documentary film won the following award:[xxii]

- "Best Feature Video of the Year" – Adam Carolla, Nate Adams, Mike August 2015 Motor Press Guild Awards

Outside of films, Adam Carolla has written a *New York Times* best-selling book, *Not Taco Bell Material*.[xxiii]

The Flower Street team also has experience distributing entertainment content:

Chassy Media – The media and entertainment company headed by Carolla, August, and Adams has a channel on Pluto TV, an internet-based TV platform.[xxiv]



INDUSTRY AND MARKET ANALYSIS

In 2017, the global entertainment and media industry generated an estimated $1.9 trillion. PwC projects that industry revenues could grow at a compound annual growth rate (CAGR) of 4.4% to reach $2.4 trillion in 2022. Internet access is expected to continue increase revenues in the industry, with more businesses pushing their content to online channels.[xxv]



Growth forecasts tick up, but Internet access revenue skews the trends
Total E&M revenue with and without access spending, 2017-2022 (US$bn)

Source: PwC Global Entertainment & Media Outlook: 2018–2022. PwC. Ovum.



Over-the-top (OTT) video is a term used for the delivery of content via the internet. This type of content doesn't require users to subscribe to a traditional cable or satellite pay-tv service like Time Warner Cable.[xxvi] The OTT video market is expected to significantly grow from 2018 to 2022, with PwC forecasting OTT video revenues eclipsing $50 billion in 2022. Emerging markets are driving OTT video services globally, with many consumers in these markets using their smartphones to access the content, as opposed to a traditional desktop or laptop computer. Netflix and Amazon are major players in the industry, with both companies spending significant amounts of money investing in original content. Additionally, Apple has entered the market with $1 billion invested in high-end original programming. PwC predicts that as the number of OTT services continues to grow, exclusive content will be one of the critical factors in attaining additional subscriptions and maintaining market share.[xxvii]



The OTT industry can be divided into several segments, including, but not limited to:

Subscription-based video-on-demand (SVOD)

The subscription-based video-on-demand (SVOD) market is becoming a popular OTT segment in part due to Netflix and Amazon Prime Video. These services offer unlimited access to their content libraries for a subscription fee – often paid monthly. The content can be streamed to various internet-connected devices and it does not require a TV subscription. Revenue in the SVOD segment is expected to reach $11.4 billion in the U.S. – which is also the largest market globally. By 2023, the U.S. market is forecasted to nearly reach $12.9 billion, growing at a CAGR of 3.1%. According to Statista, there is an estimated 125 million SVOD U.S. users as of 2019, a 1.2% year-over-year increase. In 2019, the estimated average revenue per SVOD user is $91.37.[xxviii]

Transaction-based video-on-demand (TVOD)

Transaction-based video-on-demand (TVOD) services refer to when a consumer makes a one-time payment to access video content, like a consumer purchasing a movie for a pre-determined amount of time from the Apple iTunes store, or the Google Play store. Revenue in the TVOD segment is projected to reach $1.6 billion in the U.S. in 2019, making it the largest market globally. The TVOD market is forecasted to grow at a CAGR of 0.6% to reach 1.65 billion in U.S. revenue in 2023. In 2019, there are reportedly 85.7 million users who use a TVOD service with average revenue per user just over $18.80.[xxix]



Advertising-based video-on-demand (AVOD)

The advertising-based video-on-demand (AVOD) market is a less common business model for OTT companies compared to SVOD and TVOD, however, some companies are seeing success implementing it. AVOD models allow consumers to watch content for free, with advertisements interspersed throughout the video. YouTube has moved successful content offerings like Cobra Kai from its premium subscription service to its ad-supported AVOD platform. Roku has also seen significant benefits to implementing an AVOD business model. In 2019, Roku expects to surpass $1 billion in sales, mainly based on the strength its AVOD model. Some businesses see consumers potentially being overwhelmed by the number of subscriptions they have and see that segment of the market being too crowded.[xxx]

COMPARABLE FILMS

The following films are comparable to the *Meme Gods* documentary:

American Meme: *American Meme* is a documentary that follows the lives of social media influencers like Paris Hilton (@parishilton), Josh Ostrovsky (@thefatjewish), Brittany Furlan (@brittanyfurlan), Lola Tash (@mytherapistsays), and Kirill Bicutsky (@slutwhisperer). The documentary shows how these figures have created followings through social media posts, memes, and more. *American Meme* initially premiered at the Tribeca Film Festival in April 2018[xxxi] before launching on Netflix in December 2018.[xxxii] You can view the trailer for *American Meme* [here](#).

The Meme Machine: What Happens When the Internet Chooses You: Directed by Mat Hames, *The Meme Machine: What Happens When the Internet Chooses You* looks into the origins of memes and how they influence our digital culture. The documentary also explores how memes spread and interviews some of the most popular "human memes" like Ermahgerd Girl, Overly Attached Girlfriend, and Chocolate Rain Guy. The documentary was first released in 2016 and was produced by Rooster Teeth. *The Meme Machine: What Happens When the Internet Chooses You* is currently available to stream on the Rooster Teeth [website.](#)

Please Subscribe: Through a series of narrative vignettes, *Please Subscribe* gives a look at content creators and the phenomenon around online media. The documentary shows the journey of various creators and how they amassed the social following they have, how they're trying to stay relevant in a growing and saturated market, and what the daily life of a content creator looks like. *Please Subscribe's* cast includes MysteryGuitar Man, SeaNanners, The Will of DC, Wheezy Waiter, Mitchell Davis, and more.[xxxiii] The documentary was released in 2012 and is currently available on Apple iTunes Store,[xxxiv] Google Play,[xxxv] Vudu,[xxxvi] and Amazon Prime Video.[xxxvii] You can view the trailer for *Please Subscribe* [here.](#)



The following films are comparable to the *When We Went Mad!* documentary:

Drunk Stoned Brilliant Dead: The Story of National Lampoon: Directed by Douglas Tirola, *Drunk Stone Brilliant Dead: The Story of National Lampoon* explores the rise of the *National Lampoon* magazine and how the magazine and its spin-offs effected comedy and humor in culture. The film includes archival footage of former National Lampoon staffers like John Belushi, Gilda Radner, and also interviews current entertainment figures like Judd Apatow, Kevin Bacon, John Goodman, and Billy Bob Thorton. The film was selected for the 2015 Sundance and Tribeca Film Festivals and can be streamed on Amazon Video, AT&T UVerse, DirectTV, Time Warner Cable, iTunes, Google Play, and more.[xxxviii] You can view the trailer for *Drunk Stoned Brilliant Dead: The Story of National Lampoon* [here.](#)

Very Semi-Serious: *Very Semi-Serious* follows Bob Mankoff, a cartoon editor at the New Yorker, as he lifts the curtain on the process of selecting cartoons for the magazine. The film explores the past, present, and future state of cartoons and their effect on humor in popular culture. *Very Semi-Serious* won a 2016 Emmy Away for Outstanding Arts and Culture Programming and was nominated for Outstanding Documentary Editing. Directed by Leah Wolchok, the film was a selection for the 2015 Tribeca Film Festival, among other festivals.[xxxix] After its appearance at the Tribeca Film Festival, *Very Semi-Serious* was released on HBO in December 2015.[xl] The film is available for DVD purchase and it's on streaming sites on Amazon and Google Play.[xli] You can view the trailer for *Very Semi-Serious* [here.](#)

Boy Howdy: The Story of Creem Magazine: *Boy Howdy: The Story of Creem Magazine* follows the rise of Creem Magazine in Detroit, Michigan. The documentary uses present-day interviews to commentate on the use of "permanently-adolescent-male" humor to become a significant part of rock and roll and 1970's culture. The film was directed by Scott Crawford and premiered in March 2019 at the South by Southwest Festival in Austin, Texas.[xlii] You can view the trailer for *Boy Howdy: The Story of Creem Magazine* [here.](#)

INVESTMENT TERMS

Security Type: Revenue Participation Rights

Round Size: Min: $50,000 Max: $1,070,000

Interest Rate: Per the Financing Agreement, investors – Financiers – (along with any others who purchase revenue participation rights in this offering, future offerings, or previous offerings – collectively, Additional Equity Financiers), will receive 100% of the Company's adjusted gross proceeds up to the repayment amount of 115% of their investment, and 50% of any remaining adjusted gross proceeds thereafter, up to a 150% maximum repayment on their investment. Investors that contribute to the first $250,000 of the offering, (Early Bird Financiers) will receive 100% of the Company's adjusted gross proceeds up to the repayment amount of 120% of their investment, and 50% of any remaining adjusted gross proceeds thereafter up to 155% maximum repayment on their investment.

Investors that contribute $3,000 or more to the offering (Large Financiers) will receive 100% of the Company's adjusted gross proceeds up to the repayment amount of either 115% or 120% of their investment, depending on if their investment was in the first $250,000 of the offering. Thereafter, they will receive 50% of any remaining adjusted gross proceeds with no maximum repayment amount on their investment.

The Financing Agreement provides that Adjusted Gross Proceeds (as defined below) will be allocated as follows:



- First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Financier, Early Bird Financier, Large Financier, and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Financier Funds, Financier Funds, Large Financier Funds, and the Additional Equity Funds) and pari passu basis until such time, if ever, as Early Bird Financiers have received an amount equal to one hundred twenty percent (120%) of Early Bird Financier Funds and the Financier has received an amount equal to one hundred fifteen percent (115%) of the Financier Funds and the Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds; and

- Following such time, if ever, as the Early Bird Financiers have recouped an amount equal to one hundred twenty percent (120%) of the Early Bird financing contributions and the Financier and Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, and the Large Financiers have recouped an amount equal to either one hundred twenty percent (120%) or one hundred fifteen percent (115%) of the Large Financier contributions, depending on the timing of their contribution then any remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as follows:
    1. fifty percent (50%) to Producer ("Producer's Net Proceeds"); and
    2. fifty percent (50%) to the Purchasers and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Purchasers' financing contributions, the Additional Equity Funds and the Filmmaker Funds) and pari passu basis.
    3. After Early Bird Financiers are paid up to one hundred fifty five percent (155%) of Early Bird Financier Funds then they are entitled to no additional net proceeds.
    4. After Financiers and Additional Equity Financiers are paid up to one hundred fifty percent (150%) of Financier and Additional Financier Funds then they are entitled to no additional net proceeds.
    5. Large Financiers have no cap on the amount of additional net proceeds they are entitled to.
    6. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

For purposes of the Financing Agreement, "Gross Proceeds" means any and all amounts, including nonrefundable advances, received by the Company from the exploitation of the documentaries *Meme Gods* and *When We Went MAD!* (the "films") and all elements thereof and all rights therein, in any and all manner and media derived from distribution of the films, now known or hereafter devised, worldwide, and throughout the length of the copyright to the films. The following amounts are not included in Gross Proceeds:

- The costs of deliverables paid by a distributor of the two films;
- Any amounts used to fund production costs of the two films;
- Any advance received from a record company in connection with a soundtrack album for the films shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and
- Tax credits or other tax incentives received in connection with the production of the films shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the films.



The Financing Agreement defines "Adjusted Gross Proceeds" as Gross Proceeds remaining after deduction of the following:

- Third party sales agent and producer representative fees and expenses;
- Actual, third party, out of pocket amounts incurred by or on behalf of the films in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the films;
- Ongoing third-party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs;
- Actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the films (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the films and any expenses incurred in connection with the copyrighting of the films);
- Actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.);
- Any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the films (to the extent not assumed by the distributor(s) of the films);
- Any amounts required to be withheld by law;
- Payments pursuant to music licensing "step" deals which require additional payments based on the performance of the films;
- Any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the films, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses;
- Any amounts used to repay loans received in connection with the production of the films;
- Any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) or production costs payable to parties rendering services in connection with the films (to the extent not assumed by the distributor(s) of the films);
- Any amounts paid to the completion guarantor of the films (if any) in repayment of sums advanced by such completion guarantor; and
- Any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months.

The Company does not make any representation or warranty in the Financing Agreement as to the amount of Gross Proceeds, if any, the Company will receive from the exploitation of the films.

Please refer to the Financing Agreement and Form C for additional details on the terms of this investment.

---

[i] https://www.imdb.com/title/tt4875844/awards
[ii] https://variety.com/2018/tv/spotlight/wild-wild-country-fourth-estate-blue-planet-ii-defiant-ones-1202908461/



iii https://www2.deloitte.com/content/dam/insights/us/articles/4479_Digital-media-trends/4479_Digital_media%20trends_Exec%20Sum_vFINAL.pdf

iv https://www2.deloitte.com/us/en/pages/technology-media-and-telecommunications/articles/media-and-entertainment-industry-outlook-trends.html

v https://www.npr.org/2019/02/19/696036323/the-documentary-is-in-and-enjoying-an-undeniable-golden-age

vi https://www.nytimes.com/books/best-sellers/2012/07/01/hardcover-nonfiction/

vii https://www.digitalspy.com/showbiz/a320520/adam-carolla-show-breaks-podcast-world-record/

viii https://itunes.apple.com/us/movie/adam-carolla-not-taco-bell-material/id1450993051

ix https://www.amazon.com/Adam-Carolla-Taco-Bell-Material/dp/B07P9TPSFX

x https://play.google.com/store/movies/details?id=r5LZdVK8OAo

xi https://pluto.tv/tv/chassy

xii https://www.podcastone.com/Adam-Carolla-Show

xiii https://www.merriam-webster.com/dictionary/meme

xiv https://www.instagram.com/tank.sinatra/

xv https://brandfire.com/clients/

xvi https://www.imdb.com/name/nm0147825/

xvii http://www.openculture.com/2018/07/every-cover-of-mad-magazine-from-1952-to-the-present.html

xviii https://www.imdb.com/title/tt6177382/awards

xix https://chassymedia.com/portfolio/24-hour-war/

xx https://www.imdb.com/title/tt4875844/awards

xxi https://chassymedia.com/portfolio/winning-the-racing-life-of-paul-newman/

xxii https://www.motorpressguild.org/2015-mpg-awards-winners/

xxiii https://www.nytimes.com/best-sellers-books/2012-07-01/hardcover-nonfiction/list.html

xxiv https://pluto.tv/tv/chassy

xxv https://www.pwc.com/gx/en/industries/tmt/media/outlook/segment-findings.html

xxvi https://digiday.com/media/what-is-over-the-top-ott/

xxvii https://www.pwc.com/gx/en/industries/tmt/media/outlook/segment-findings.html

xxviii https://www.statista.com/outlook/206/109/video-streaming--svod-/united-states

xxix https://www.statista.com/outlook/205/109/pay-per-view--tvod-/united-states

xxx https://www.broadcastingcable.com/news/streamers-flock-to-avod-gold-rush

xxxi https://www.eventbrite.com/e/the-american-meme-tribeca-film-festival-tickets-44154382948#

xxxii https://www.rollingstone.com/movies/movie-news/dj-khaled-paris-hilton-netflix-the-american-meme-trailer-766111/

xxxiii http://buy.pleasesubscribefilm.com/

xxxiv https://itunes.apple.com/us/movie/please-subscribe/id791762565

xxxv https://play.google.com/store/movies/details?id=jIgO-EnRy4c

xxxvi https://www.vudu.com/content/movies/details/Please-Subscribe-A-Documentary-About-Youtubers/509766

xxxvii https://www.amazon.com/Please-Subscribe-Mitchell-Davis/dp/B00IT67XAW

xxxviii http://www.magpictures.com/nationallampoon/

xxxix https://verysemiserious.squarespace.com/

xl https://variety.com/2015/film/news/hbo-new-york-cartoonist-very-semi-serious-1201552545/

xli http://www.verysemiserious.com/watch

xlii http://cultureaddicts.com/boy-howdy-the-story-of-creem-magazine-movie-premieres-at-sxsw/

EXHIBIT C

Financing Agreement

FINANCING AGREEMENT

The following agreement (the "**Agreement**"), dated as of _____, 2019, sets forth the understanding between Flower Street Docs LLC ("**Producer**"), on the one hand, and _____ ("**Financier**"), on the other hand, in connection with Financier's provision of funds to Producer for the purpose of producing, completing and delivering the motion pictures presently entitled "Meme Gods" and "When We Went MAD!" (the "**Pictures**"), which will be produced by Producer. For good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.   <u>Financier Funds</u>.

      1.1   Subject to the terms and conditions of this Agreement, Financier agrees to provide Producer with _____ Dollars ($_____) (the "**Financier Funds**"), which Financier Funds will be applied toward the production budget of the Pictures.

      1.2   Financiers that contribute to the first $250,000 of the offering (the "**Early Bird Financier Funds**") will be designated as ("**Early Bird Financiers**").

      1.3   Financiers that contribute $3,000 or more to the offering (the "**Large Financier Funds**") will be designated as ("**Large Financiers**").

      1.3   Producer will be responsible for securing the remainder of the budget for the Pictures from additional equity financing contributions (the "**Additional Equity Funds**") and other sources (e.g., crowdfunding revenues, loans, etc.) (together, the "**Additional Funds**") from third party equity financiers (the "**Additional Equity Financiers**") and other sources (together, the "**Additional Financiers**").

2.   <u>Adjusted Gross Proceeds</u>.

      2.1   Adjusted Gross Proceeds (as defined in Paragraph 2.2 below) shall be allocated as follows:

      (i)   First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to Financier, Early Bird Financier, Large Financier, and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Financier Funds, Financier Funds, Large Financier Funds, and the Additional Equity Funds) and pari passu basis until such time, if ever, as Early Bird Financiers have received an amount equal to one hundred twenty percent (120%) of Early Bird Financier Funds and the Financier has received an amount equal to one hundred fifteen percent (115%) of the Financier Funds, Additional Equity Financiers have received an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, and Large Financiers have recouped an amount equal to either one hundred twenty percent (120%) or one hundred fifteen percent (115%) of the Large Financier contributions, depending on the timing of their contribution; and

      (ii)   following such time, if ever, as Early Bird Financier has recouped an amount equal to one hundred twenty percent (120%) of the Early Bird Financier Funds and Financier has recouped an amount equal to one hundred fifteen percent (115%) of Financier Funds and the Additional Equity Financiers have recouped an amount equal to one hundred fifteen percent (115%) of the Additional Equity Funds, and the Large Financiers have recouped an amount equal to either one hundred twenty percent (120%) or one hundred fifteen percent (115%) of the Large Financier contributions, depending on the timing of their contribution, then any remaining Adjusted Gross Proceeds shall be referred to as "**Net Proceeds**", and shall be paid as follows: (a) fifty percent (50%) to Producer ("**Producer's Net Proceeds**"); and (b) fifty percent (50%) to Early Bird Financiers, Financiers, Large Financiers, and the Additional Equity Financiers on a pro rata (based on the ratio that their respective financing contributions bears to the aggregate of the Early Bird Financier Funds, Financier Funds, Large Financier Funds, and the Additional Equity Funds) and pari passu basis. After Early Bird Financiers are paid up to one hundred fifty five percent (155%) of Early Bird Financier Funds then they are entitled to no additional net proceeds. After Financiers and Additional Equity Financiers are paid up to one hundred fifty percent (150%) of Financier Funds and Additional Equity Funds they then are entitled to no additional net proceeds. Large Financiers have no cap on the additional net proceeds they are entitled to. All third-party participations in Net Proceeds (other than those payable to Additional Financiers) shall be borne out of Producer's share of Net Proceeds.

2.2   As used herein, "**Gross Proceeds**" shall mean any and all amounts, including nonrefundable advances, received by Producer from the exploitation of the Pictures and all elements thereof and all rights therein, in any and all manner and media, merchandising or from any other sources derived from the Pictures, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Pictures pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Pictures shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Pictures shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Pictures shall be included in Gross Proceeds only to the extent not used to repay financiers providing financing secured by such tax credits or incentives or used to directly fund production costs of the Pictures. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Pictures; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Pictures (e.g., costs incurred in connection with the preservation and storage of negatives and master prints of the Pictures and any expenses incurred in connection with the copyrighting of the Pictures); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to guilds or guild members in accordance with the agreements between Producer and the applicable guild with respect to the Pictures (to the extent not assumed by the distributor(s) of the Pictures); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Pictures; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Pictures, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Pictures; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses) payable to parties rendering services in connection with the Pictures (to the extent not assumed by the distributor(s) of the Pictures); (xii) any amounts paid to the completion guarantor of the Pictures (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Pictures.

3.   Copyright.   As between Producer and Financier, Producer shall own all rights, including copyrights, pertaining to the Pictures throughout the world and any renewals and extensions thereof. For

the sake of clarity, Producer shall have the right to assign its rights in the Pictures, in whole or in part, to third parties, in Producer's sole discretion.

4.   Risk of Investment.   Financier acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Pictures will be completed or that if completed that the Pictures will be released or distributed; (iii) there can be no assurance that the Pictures will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Financier all or any part of the Financier Funds; (iv) investments in the motion pictures industry involve a high degree of risk; and (v) all other risks of investment set forth in the Company's Form C Offering Statement, a copy of which has been made available to the Financier.

5.   Control.   As between Producer and Financier, all business and creative decisions with regard to the Pictures shall be made solely by Producer.

6.   Financier's Representations, Warranties and Indemnities.

(a)   Financier hereby represents and warrants that: (i) Financier has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Financier has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Financier's ability to perform its obligations hereunder; (iii) Financier has read and evaluated the merits and risks of the prospective investment in the Pictures (including those described in Paragraph); (iv) Financier has obtained, to the extent Financier deems necessary, Financier's own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Financier's financial condition and investment needs; (v) Financier and/or Financier's advisors (if any) has/have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Financier and/or Financier's advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Financier's satisfaction; (vii) except as set forth above, Financier has relied solely on the information contained in this Agreement, and Financier has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Financier has no intention of selling or otherwise transferring or assigning Financier's interest in this production as set forth herein, and that Financier is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

(b)   Financier shall indemnify, defend (at Producer's election), and hold harmless Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Financier herein.

(c)   The provisions of this Paragraph 6 will survive termination of this Agreement.

7.   Producer's Representations, Warranties and Indemnities.

(a)   Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

(b)   Producer shall indemnify, defend (at Financier's election), and hold harmless Financier from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

    (c)   The provisions of this Paragraph 7 will survive termination of this Agreement.

8.   <u>Publicity</u>.   Financier shall not have the right to issue any press releases or any other publicity with regard to the Pictures.

9.   <u>Assignment</u>.   Financier shall not have the right to assign its rights or obligations hereunder and any purported assignment shall be null and void.

10.   <u>Notices</u>. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (<u>i.e.</u>, Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Andrew L. Galker, 1925 Century Park E, 22nd Floor, Los Angeles, CA 90067.

11.   <u>Miscellaneous</u>.

    (a)   It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

    (b)   The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

    (c)   Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder or to its attorneys and accountants, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party, and Producer may disclose the terms hereof to the financiers and distributors of the Pictures.

    (d)   This Agreement shall be governed by the laws of the State of California applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in the State of California, County of Los Angeles to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

    (e)   This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

    (f)   In the event that Financier should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer's owners, shareholders, partners or members.

(g) Financier agrees that under no circumstances shall Financier have the right to rescind, terminate or enjoin the exploitation of the Pictures by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

(h) In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

(i) This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signatures.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

_____   [FINANCIER]

By:_____   By:_____
    Authorized Representative   Authorized Representative

EXHIBIT D

Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Flower Street Docs, LLC
16217 Kittridge Street, Van Nuys, CA 91406

Ladies and Gentlemen:

The undersigned understands that Flower Street Docs, LLC, a limited liability company organized under the laws of California (the "Company"), is offering up to $1,070,000.00 of Revenue Participation Rights (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated May 15, 2019 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59pm Pacific Standard time on July 15, 2019, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflect on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

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If to the Company:	16217 Kittridge Street Van Nuys, CA 91406 Attention: Nathan Adams
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq.
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20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

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<center>SIGNATURE PAGE FOLLOWS</center>

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Flower Street Docs, LLC
By_____ Name: Title:

EXHIBIT E

Video Transcript 1

Warning *The following transcript may contain some language that could be offensive in nature*

Various News Clips:
“Memes”

“Meme Machine”

“Is it called meme? I always thought it was me-me.”

“I always thought it was meme.”

“What’s a meme?”

Cedric the Entertainer Interview:
“An image or a video with a comment that kind of goes straight to something that you identify with.”

Interview:
“I definitely think memes are really impactful in our culture, anything that’s a big deal has been made into a meme at least once.”

Gary Vaynerchuk Interview:
“There’s an event in society and within seconds somebody has put a white border and a funny statement.”

News Clip:
“Fake news has now reached the world of children’s toys.”

Adam.the.creator Interview:
“I created the happy hour playset. That picture went viral, it became a national news story.”

News Clips:
“Fisher Price, not really laughing, it has in fact faced a deluge of criticism.”

“A lot of parents outraged”

Adam.the.creator Interview:
“My friend DM’s me saying ‘I saw it all over the news.’”
“All over the news?”

News Clips:
“We have to understand the human condition, we have to understand social psychology and memes and understanding their power.”

“Every election throws up something new and this one has thrown up something called a ‘Dank Meme’.”

Neal Brennan Interview:
“I don’t know where these come from but, these are funny.”

Drgrayfang interview:
"I see memes everywhere. There's an old lady that falls on the street, that's a fucking meme."

Tank.sinatra Interview:
"Memes have completely changed my life. I went from doing sales for a fence company to launching an app, developing TV shows."
"Going to create a little Drake meme. 'Get in loser, we're going crying'. Look how sad he is in this picture."

Cedric the Entertainer Interview:
"Memes are definitely legit comedy. They are the new 'It'."

50 Cent Interview:
"I like all of them. Whether it's positive or negative. I like all of them."

Shaquille O'Neal Interview:
"My favorite meme of me is when I" (Starts to shimmy)

Milla Jovovich Interview:
"The right meme can be many things. It's a weapon."

50 Cent Interview:
"Oh so this is how you see me? Ok, *bleep* and *bleep* your mother for having you."
"I just have a little bit of a different way of dealing with it"

Various meme creators introduce themselves including, in order of appearance:

Tank.sinatra, shitheadsteve, itsanimatedtext, dizzle_saint_james, thenewsclan, middleclassfancy, blakevapes, highfiveexpert, drgrayfang

EXHIBIT F

Video Transcript 2

1952
America watches nervously
As the first hydrogen bomb is detonated
That same year, a gang of idiots dropped an even bigger bomb and blew up everything.

Interview:
"I've never seen that kind of humor before, that kind of irreverent comedy. I immediately became hooked."

Interview:
"People had never seen anything like it. Institutions, our culture was being satirized."

Interview:
"For people who have said they read *Mad* shocked us. We expected more from them frankly."

Interview:
"*Mad* started during a time of repression in the United States."

Interview:
"The Red Thread, the Hollywood Blacklist"

Interview:
"McCarthyism and people were afraid of anything in print."

Interview:
"Kids were being told to get under their seats as the siren went off and that they were going to be okay. And the kids would say, 'I'm going to get turned into dust'. So they were starting to question the adults in the world."

Interview:
"*Mad* was a product of the times. Or anti-product of the times if you will. They had us on the list of sabotaging American ideals."

Interview:
"You'd come across some article where'd you go 'Ouuu, am I reading something bad here?'"

Interview:
"A lot of anti-comic book stuff was going on."

Interview:
"People were going after comics as creating delinquency and destroying the youth of America."

Interview:
"Because *Mad* came out in a comic book and now it was a magazine, they couldn't touch it, couldn't sensor it."

Interview:
"They were so concerned about stamping out everything that was dangerous, and they let the most subversive thing continue."

Interview:
"They called all the contributors the usual gang of idiots."

Interview:
"Teachers would say 'Drew what do you want to be when you grow up?' And I would say 'I want to be an idiot.''

Interview:
"No one would think of making fun of what the government was doing. No one would think of making fun of giant corporations and Bill was up for all of that."

Interview:
"Bill Gaines was absolutely out of his mind."

Interview:
"We handle philosophy, we handle politics, we don't take sides."

Interview:
"We got letters from Bill saying that if any of you are sued for anything you write that I publish, that don't worry, you will be defended by our lawyers."

Interview:
"We said things that other magazines or other media did not."

Interview:
"They sued for $25 or $30 million, it could've killed the magazine."

Interview:
"From the magazine standpoint, it made *Mad Magazine* something that was forbidden. It just started selling and selling. It would hit two million copies."

Interview:
"We're in a corporate age of a corporate image, I said 'We need a logo'."

Interview:
"Alfred E. Newman represents:"

Interview:
"The kind of blithe stupidity"

Interview:
"Personalized and embodied the whole spirit of the magazine that I wanted to do which was tense, was smart, and they had a concerned outlook like 'Jeez, I'm facing this terrible world and to hell with it. What-me worry?"

Interview:
"I don't know if it's the way, uh, it deals with authority figures, or trying to figure out your place in the world or dealing with the fact that everybody is lying to you. When you're that age, it really speaks to you."

Interview:
"Rolling Stone called *Mad* 'The best political satire magazine in the country now'."

Interview:
"*Mad,* the number one magazine for those with good taste" (Statement made is sarcastic in nature)